Ladenburg Thalmann & Co. Inc.

640 Fifth Avenue, 4th Floor

New York, New York 10019

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Palisade Bio, Inc.
Registration Statement on Form S-1 (Registration No. 333-290568)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by Palisade Bio, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 p.m. (Eastern Time), or as soon as practicable thereafter, on September 30, 2025, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering. This concurrence in the Company’s request for acceleration of effectiveness of the Registration Statement supersedes the prior concurrence filed by Ladenburg with respect to the Registration Statement.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name:	Nicholas Stergis
Title:	Managing Director